Submitted via EDGAR
January 26, 2010
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	Fuel Tech, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009
Form 8-K filed on July 2, 2009
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 1-33059
Dear Mr. Decker:
     The following serves as an addendum to our previous response filed on December 16, 2009 to the comment letter (“Comment Letter”) dated November 23, 2009 of the staff of the Division of Corporate Finance (“Staff”) related to the above-referenced Securities and Exchange Commission (“SEC”) filings for Fuel Tech, Inc. (the “Company”). In particular, this addendum is intended to clarify the Company’s prior response to Staff comment 3 by providing the additional information that was requested and discussed during the recent telephone conversation between Mr. Ernest Greene of the Staff and me.
     We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
     The addendum response set forth below corresponds to the numeric comment in the Staff’s Comment Letter.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
1. Organization and Significant Accounting Policies
Goodwill and Other Intangibles, page 30
SEC Original Comment in November 23, 2009 letter:
3.	We have read your response to comment six from our letter dated October 27, 2009. It still remains unclear how you determined that your allocation method is appropriate. You indicate that the relative excess of the fair value over the carrying value of the reporting units could be viewed to represent a “with and without” computation as described in paragraph 35 of SFAS 142. The amount of goodwill assigned to a reporting unit using a “with and without” computation is the difference between the fair value of the reporting unit before the acquisition and its fair value after the acquisition. Please tell us how you determined that your allocation method represents a “with and without” computation. Please also explain how this method works in your annual impairment testing. For previously existing goodwill balances allocated to reporting units, please explain to us the circumstances under which this goodwill could be reallocated to another reporting unit in a later period due to your goodwill allocation methodology. Refer to paragraphs 34 and 35 of SFAS 142.

Addendum Response:
Our Form 10-K for the fiscal year ended December 31, 2008 stated that “The ratio of each reporting unit’s excess of fair value over carrying value, to the total excess of fair value over carrying value, is used as the basis for the allocation of the goodwill balance.” This statement was true only for the initial allocation of goodwill of $2,119 for the fiscal year ended December 31, 2004 as discussed in our prior response letters. To clarify, the method utilized in 2004 is not the Company’s current goodwill allocation methodology. Since January 1, 2005, our accounting policies have been revised and now require that all goodwill be allocated to each of our reporting units after considering the nature of the net assets giving rise to the goodwill and how each reporting unit would enjoy the benefits and synergies of the net assets acquired, in accordance with SFAS 142, paragraphs 34 and 35.
In our future filings, we will clarify the explanation of our goodwill allocation methodology. For our Form 10-K for the fiscal year ended December 31, 2008, such disclosure would have read as follows: Goodwill is allocated to each of our reporting units after considering the nature of the net assets giving rise to the goodwill and how each reporting unit would enjoy the benefits and synergies of the net assets acquired. Our fair value measurement test, performed annually as of October 1, revealed no indications of impairment.
     In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Very truly yours,
By:	/s/ John P. Graham
John P. Graham
Chief Financial Officer

cc: John F. Norris Jr.,
     Chief Executive Officer